 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Jacobs, Bradley S. (Last) (First) (Middle) United Rentals, Inc. Five Greenwich Office Park (Street) Greenwich, CT 06830 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol United Rentals, Inc. URI 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 05/02/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director   X 10% Owner
X Officer (give title below)        Other (specify below)

Description           Chairman and Chief Executive Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock (1)	05/02/2003		A		18,588	A		9,652,955 (2)	(2)	(2)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares

Explanation of Responses:

(1) The indicated shares were issued to Mr. Jacobs as part of his 2002 bonus from United Rentals, Inc. This bonus was paid 50% in the form of stock (valued at the closing price of the stock on April 21, 2003) and 50% in cash.

(2) Following completion of the transaction reported herein, Mr. Jacobs beneficially owned 9,652,955 shares of common stock of United Rentals, as follows:

Direct Ownership:
-----------------
The following shares are directly owned: (i) 1,411,281 outstanding shares; (ii) 1,729,000 shares that are not outstanding, but which may be acquired pursuant to currently exercisable warrants; and (iii) 2,650,000 shares that are not outstanding, but which may be acquired pursuant to currently exercisable options.

Indirect Ownership:
-------------------

The following shares are indirectly owned: (i) 500,000 outstanding shares, (ii) 3,271,000 shares that are not outstanding, but which may be acquired pursuant to currently exercisable warrants and (iii) 91,674 shares that are not outstanding, but which may be acquired upon conversion of 6 1/2% convertible quarterly income preferred securities (Convertible QUIPS) issued by a subsidiary trust of United Rentals, Inc. The indirectly owned shares are held by Bradley Jacobs, LLC or Bradley Jacobs (1997) LLC, which are entities controlled by Bradley S. Jacobs.

By:	Date:
/s/ Bradley S. Jacobs	05/02/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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